FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

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  “A Life Sciences Company”

For Immediate Release:	August 14, 2007

Forbes Medi-Tech Reports Financial Results for the Quarter ended June 30, 2007

~Steady growth in Reducol™ Sales Drives Increase in Revenues Over Previous Year~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the three and six-month periods ended June 30, 2007.  Comparative periods for these statements are the three months and six month periods ended June 30, 2006, respectively. All amounts are in Canadian Dollars unless otherwise noted.

Second Quarter 2007 Highlights

•

Reported phytosterol revenues of $2.1 million for the three months ended June 30, 2007 compared to $1.3 million for the three months ended June 30, 2006, an increase of 62%

•

Reported phytosterol revenues of $4.0 million for the six months ended June 30, 2007 compared to $2.1 million for the six months ended June 30, 2006, an increase of 90%

•

Announced the launch of a Reducol™-based, cholesterol-lowering rye bread through Kesko of Finland

•

Announced the Pharmavite contract renewal and product line expansion for NatureMade® supplements with Reducol™

“Our revenue and customer list continue to grow with the global expansion of Reducol™”, said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “At the same time, our FM-TP pharmaceutical development program is headed towards its next milestone in pre-clinical development with compound selection.  While Reducol™ product launches may help build the Company’s revenue, the gross margins of our nutritional business remain to be a key focus. Although inventory write-downs have affected our overall gross margin during the first half of the year, the margins on individual product lines are meeting our expectations. ”

Capital Resources

In previous news releases and public filings the Company has stated that its working capital was anticipated to be sufficient to finance operations through the second quarter of 2008. Primarily due to an unexpected increase in the cost of producing a component of one of the Company’s nutraceutical products in the second quarter of 2007, which in turn results in the Company having to carry unanticipated inventory costs, the Company’s capital resources are now expected to be sufficient to fund operations through the beginning of the second quarter of 2008. The Company is diligently working to obtain additional funding, as well as to enhance its portfolio of products through potential strategic partnership and M&A activities.

Nutritional Business

Revenue from sales of Forbes cholesterol-lowering ingredient, Reducol™, and other cholesterol-lowering ingredients and value added products have grown 62% over last year. Product launches in the second quarter featured Reducol™-based rye bread through Kesko of Finland with additional product launches planned for the remainder of 2007. The Company will continue to seek new business in both US and other international markets for its cholesterol-lowering ingredient, Reducol™.

Drug Development

Forbes’ pharmaceutical development program is concentrating on the FM-TP Series of Compounds, designed to target specific aspects of Metabolic Syndrome such as Diabetes and various Inflammatory Lung Diseases. The Company is currently evaluating which compound will be selected for further testing. Forbes continues to seek out-licensing opportunities for FM-VP4 (the Company’s novel cholesterol absorption inhibitor) to take advantage of the compound’s clinically significant results, safety profile, dose response and market opportunity. To enhance the Company’s pharmaceutical development pipeline, Forbes is pursuing merger and acquisition targets including companies and technologies that would compliment its development efforts.

Marketing & Sales Outlook

The Company maintains its revenue guidance for 2007 of $7.5 - $8.0 million. The anticipated revenue is primarily based on contracted and forecasted amounts for Reducol™ and other sterol products for sale into the functional food and dietary supplement markets and on forecasted amounts of value added products for sale into the functional food markets. Realization of the anticipated revenue is dependent on these contracted and forecasted sales being achieved.

Financial Results

Financial Results Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period Ended June 30, 2007	3 month period ended June 30, 2006	6 month period Ended June 30, 2007	6 month period Ended June 30, 2006

Revenues	$ 2,232	$ 1,685	$ 4,345	$ 2,636
Expenses	(5,797)	(7,592)	(10,292)	(12,152)
Loss from continuing operations	$ (3,565)	$ (5,907)	$ (5,947)	$ (9,516)

Provision for (recovery of) income taxes	(178)	77	(218)	77
Net loss from continuing operations	$ (3,387)	$ (5,984)	$ (5,729)	$ (9,593)

Income from discontinued operations, net of current tax expense	–	–	–	305

Gain from disposal of discontinued operations, net of taxes	–	–	–	6,627
Net income/(loss) for the period	$ (3,387)	$ (5,984)	$ (5,729)	$ (2,661)

Weighted average number of shares	38,403,089	35,772,144	38,402,597	35,634,663
Loss per share from continuing operations Basic and diluted	$ (0.09)	$ (0.17)	$ (0.15)	$ (0.27)
Income per share from discontinued operations Basic and diluted	–	–	–	0.01
Gain per share from disposal of discontinued operations Basic and diluted	–	–	–	0.19
Net income/(loss) per share Basic and diluted	$ (0.09)	$ (0.17)	$ (0.15)	$ (0.07)

Results of ‘Continuing Operations’

The following table summarizes the Company’s results of ‘continuing operations’ for the three and six month periods ended June 30, 2007 and June 30, 2006.

Summary: (‘000’s Cdn$ except per share values) (unaudited)	3 month period ended June 30, 2007	3 month period ended June 30, 2006	6 month period ended June 30, 2007	6 month period ended June 30, 2006

Revenues	$ 2,232	$ 1,685	$ 4,345	$ 2,636
Expenses	(5,797)	(7,592)	(10,292)	(12,152)
Income taxes recovery (expense)	178	(77)	218	(77)
Loss from continuing operations	$ (3,387)	$ (5,984)	$ (5,729)	$ (9,593)

Loss per share from continuing operations Basic and diluted	$ (0.09)	$ (0.17)	$ (0.15)	$ (0.27)

Net loss - For the three months ended June 30, 2007, the Company recorded a net loss from continuing operations of $3.4 million ($0.09 per common share) compared to a net loss from continuing operations of $6.0 million ($0.17 per common share) for the same period last year. Net loss from continuing operations for the six-month period ended June 30, 2007 totaled $5.7 million ($0.15 per common share) compared to a net loss from continuing operations of $9.6 million ($0.27 per common share) for the six months ended June 30, 2006. As Forbes continues to conduct further research and development of the FM-TP Series of Compounds, and to continue to invest in the expansion of additional products across Europe, the Company expects to continue to report future operating losses from continuing operations.

Revenues - Revenues from continuing operations for the quarter ended June 30, 2007 include direct sales of phytosterol products, primarily Reducol™, Forbes’ proportionate share of the revenue generated by its joint venture, Forbes-Fayrefield, and the amortization of license fees.  The Company reported revenue for the three months ended June 30, 2007 of $2.1 million compared to $1.3 million for the three months ended June 30, 2006, an increase of 62%. For the six months ended June 30, 2007, the Company reported revenues of $4.0 million compared to $2.1 million for the six months ended June 30, 2006, an increase of 90%. This increase was due to increases in both sales of Reducol™ by Forbes and sales by Forbes-Fayrefield of finished products.

Revenues (summary) (‘000’s Cdn$) (unaudited)	3 month period ended June 30, 2007	3 month period ended June 30, 2006	6 month period ended June 30, 2007	6 month period ended June 30, 2006
Sales-phytosterol products	$ 1,786	$ 1,247	$ 3,339	$ 2,002
Sales-finished goods	293	49	648	49
Licensing	29	28	57	57
Phytosterol revenues	2,108	1,324	4,044	2,108
Interest and other	124	361	301	528
Total revenues	$ 2,232	$ 1,685	$ 4,345	$ 2,636

Expenses:

Expenses (summary) (‘000’s Cdn$) (unaudited)	3 month period ended June 30, 2007	3 month period ended June 30, 2006	6 month period ended June 30, 2007	6 month period ended June 30, 2006

Cost of sales	$ 2,012	$ 1,145	$ 3,614	$ 1,794
General & administrative	1,503	1,611	2,740	2,920
Research & development	898	3,065	2,049	5,125
Marketing, sales & product development	532	693	891	1,126
Foreign exchange loss	796	1,042	890	1,115
Depreciation & amortization	56	36	108	72
Total expenses	$ 5,797	$ 7,592	$ 10,292	$ 12,152

Cost of Sales for the three months ended June 30, 2007 totaled $2,012 thousand on phytosterol revenues of $ 2,108 thousand, or 95% of phytosterol revenues, versus $1,145 thousand on phytosterol revenues of $1,324 thousand for the three months ended June 30, 2006, or 86% of phytosterol revenues.  In the three months ended June 30, 2007, we recognized $330 thousand (June 30, 2006 - $nil) of inventory reserves on excess inventories, which is included in Cost of Sales.  Prior to the impact of the valuation allowance in the three months ended June 30, 2007, cost of sales as a percentage of phytosterol revenues was 80% compared to 86% for the three months ended June 30, 2006.

Cost of Sales for the six months ended June 30, 2007 totaled $3,614 thousand on phytosterol revenues of $4,044 thousand, or 89% of phytosterol revenues, versus $1,794 thousand on phytosterol revenues of $2,108 thousand for the six months ended June 30, 2006, or 85% of phytosterol revenues.  In the six months ended June 30, 2007 we recognized $470 thousand (June 30, 2006 - $nil) of inventory reserves on excess inventories, which is included in Cost of Sales.  Prior to the impact of the valuation allowance in the six months ended June 30, 2007, cost of sales as a percentage of phytosterol revenues was 77% compared to 85% for the six months ended June 30, 2006.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments.

Research and development expenses (“R&D”) expenses for the three months ended June 30, 2007 totaled $0.9 million compared with $3.1 million for the same period in 2006.  R&D expenses for the six months June 30, 2007 totaled $2.0 million compared with $5.1 million for the same period in 2006. R&D expenditures in the first two quarters of 2007 were primarily spent on the FM-TP series of compounds and the finalization of work on the US FM-VP4 clinical trial. R&D expenses are expected to increase as work progresses on the FM-TP Series of Compounds.

Cash, cash equivalents and Working Capital

As at June 30, 2007, the Company’s net cash and cash equivalents were $8.3 million compared with $15.3 million as at December 31, 2006.  Working capital at June 30, 2007 was $14.7 million compared with $19.4 million at December 31, 2006.  The decrease in cash and working capital in the quarter was mainly attributable to funding the loss from continuing operations.

Operations

During the three months ended June 30, 2007, Forbes used $2.6 million of cash for continuing operations compared with $8.6 million of cash used in the three months ended June 30, 2006.  During the six months ended June 30, 2007, Forbes used $6.9 million of cash for continuing operations compared with $14.0 million used for continuing operations during the six months ended June 30, 2006.

Second Quarter 2007 Report

This news release includes by reference the Company’s unaudited financial statements for the second quarter ended June 30, 2007, including the full Management Discussion & Analysis (MD&A).  The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com	David Goold Chief Financial Officer Telephone: (604) 689-5899 E-mail: dgoold@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding Forbes’ corporate objectives, projected sales volumes, revenues, sufficiency of capital resources, research and development, additional Reducol™ product launches, potential M&A transactions, selection and clinical development of a compound from the FM-TP Series of Compounds, and Forbes’ strategy and vision, and other information related to future periods. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “anticipated”, “expects”, “vision”, “to build”, “to develop”, “goal”, “revenue guidance”, “objective”, “expected”, “will”, “on track”, “opportunities”, “potential”, “forward”, “targeting”, “strategy”, “could”, “may”, “are designed to” or comparable terminology referring to future events or results.   Forward-looking statements and information are statements and information about the future and are inherently uncertain. The Company’s actual achievements and other results and occurrences could differ materially from those anticipated in these forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital, which may not be available in a timely manner or at all;  the possibility that the Company may not achieve all or any of its objectives; uncertainty whether the Company will be able to achieve its revenue guidance; uncertainty whether the Company will be able to complete any M&A activity; the risk of unanticipated costs or expenses; the need for additional research and development, the outcome of which is uncertain; the need for clinical trials, the occurrence and success of which is not assured; the need for regulatory approvals, which are not assured and which may be denied or withdrawn; reliance by the Company on its customers and suppliers for performance; uncertainty whether there will be additional Reducol™ or other product launches as anticipated or at all; uncertainty whether the Company will realize is strategies and vision; the Company’s need for additional customers; the Company’s reliance on its existing customers, including without limitation, on its customer and strategic partner, Fayrefield Foods, for the launch of additional Reducol-based products and other performance; manufacturing risks, the need to manufacture to regulatory standards, and reliance by the Company on Phyto-Source LP for the manufacture of Reducol™; supply risks and inability to control costs; the need to secure new sales contracts; uncertainty whether FM-VP4 will be successfully out-licensed, or whether any of the Company’s compounds will be further developed or commercialized; uncertainty whether the Company will be able to attract collaborators to develop the Company’s compounds on acceptable terms or at all; uncertainty as to market acceptance of the Company’s and its customer’s products; product liability, intellectual property and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition; changes in business strategy or development plans; exchange rate fluctuations; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements or information if those beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

	June 30 2007 (unaudited)	December 31 2006
ASSETS
Current Assets
Cash and cash equivalents	$ 8,346	$ 15,287
Accounts receivable	1,414	1,546
Inventories	6,423	6,093
Prepaid expenses and deposits	472	598
	16,655	23,524

Long-term Assets
Fixed assets	518	552
Intangible and other assets	895	944
Goodwill	367	367
	$ 18,435	$ 25,387

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 1,616	$ 3,486
Current income tax liability	291	539
Deferred revenues	-	58
Current portion of tenure allowance	22	-
	1,929	4,083
Long-term liabilities
Tenure allowance	950	954
	2,879	5,037

Shareholders’ equity
Share capital	101,027	100,994
Contributed surplus	9,845	8,943
Deficit	(95,316)	(89,587)
	15,555	20,350
	$ 18,435	$ 25,387

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT

(Expressed in thousands of Canadian dollars, except per share amounts)

(unaudited)

	Three months ended		Six months ended
	June 30 2007	June 30 2006	June 30 2007	June 30 2006

REVENUES
Sales	$ 2,079	$ 1,296	$ 3,987	$ 2,051
Licensing	29	28	57	57
Phytosterol revenues	2,108	1,324	4,044	2,108
Interest and other	124	361	301	528
	2,232	1,685	4,345	2,636
EXPENSES
Cost of sales	2,012	1,145	3,614	1,794
General and administrative	1,503	1,611	2,740	2,920
Research and development	898	3,065	2,049	5,125
Marketing, sales and product development	532	693	891	1,126
Foreign exchange loss	796	1,042	890	1,115
Depreciation and amortization	56	36	108	72
	5,797	7,592	10,292	12,152
Loss from continuing operations for the period before taxes	(3,565)	(5,907)	(5,947)	(9,516)
Discontinued Operations
Income from discontinued operations, net of current tax expense	-	-	-	305
Gain from disposal of discontinued operations, net of current income tax provision of $ 7,574 and future income tax reduction of $ (845)	-	-	-	6,627
Net loss for the period	(3,565)	(5,907)	(5,947)	(2,584)

Provision for (recovery of) income taxes	(178)	77	(218)	77

Net loss and comprehensive loss for the period	$ (3,387)	$ (5,984)	$ (5,729)	$ (2,661)

Deficit, beginning of period	(91,929)	(75,420)	(89,587)	(78,743)
Deficit, end of period	$ (95,316)	$ (81,404)	$ (95,316)	$ (81,404)
Weighted average number of common shares outstanding (‘000’s)	38,403	35,772	38,403	35,635

Basic and diluted loss per share from continuing operations	$ (0.09)	$ (0.17)	$ (0.15)	$ (0.27)
Basic and diluted income per share from discontinued operations	-	-	-	$ 0.01
Basic and diluted gain per share from disposal of discontinued operations	-	-	-	$ 0.19
Basic and diluted loss per share	$ (0.09)	$ (0.17)	$ (0.15)	$ (0.07)

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended		Six months ended
	June 30 2007	June 30 2006	June 30 2007	June 30 2006

OPERATIONS
Net loss for the period	$ (3,387)	$ (5,984)	$ (5,729)	$ (2,661)
Adjustments for:
Income from discontinued operations, net of taxes	-	-	-	(305)
Gain on sale of discontinued operations, net of taxes	-	-	-	(6,627)
Depreciation and amortization	56	36	108	72
Amortization of deferred license revenues	(29)	(28)	(57)	(57)
Amortization of capitalized financing fees	-	-	-	26
Accretion of interest	-	-	-	117
Stock-based compensation expense	818	1,035	928	1,362
	(2,542)	(4,941)	(4,750)	(8,073)
Net change in non-cash operating items from continuing operations	(37)	(3,663)	(2,147)	(5,947)
Net cash used in continuing operations	(2,579)	(8,604)	(6,897)	(14,020)

Net cash provided by discontinued operations	-	-	-	1,922
	(2,579)	(8,604)	(6,897)	(12,098)
INVESTMENTS
Acquisition of fixed assets	(27)	(23)	(51)	(61)
Proceeds on disposal of Phyto-Source manufacturing joint venture	-	-	-	28,935

	(27)	(23)	(51)	28,874
FINANCING
Issuance of common shares	7	190	7	207
Decrease in long-term liabilities from discontinued operations	-	-	-	(330)
	7	190	7	(123)
Increase (decrease) in cash and cash equivalents	(2,599)	(8,437)	(6,941)	16,653
Cash and cash equivalents, beginning of period	10,945	34,388	15,287	9,298
Cash and cash equivalents, end of period	$ 8,346	$ 25,951	$ 8,346	$ 25,951